Filed Pursuant to Rule 433
Registration Statement No. 333-147604
Issuer Free Writing Prospectus
Dated January 14, 2009
Relating to Prospectus Dated November 23, 2007
and the Preliminary Prospectus Supplement
Dated January 14, 2009

Redwood Trust, Inc. has filed a registration statement (including prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter, or any dealer participating in the offerings will arrange to send you the relevant prospectus if you request it by contacting J.P. Morgan Securities Inc., Chase Distribution & Support Service, Attn: Charles Buckheit/Bob Foley, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245 or by calling 1-866-430-0686.

FOR IMMEDIATE RELEASE	CONTACTS: Martin S. Hughes
Redwood Trust, Inc.	(415) 389-7979
Wednesday, January 14, 2009
Mike McMahon
(415) 384-3805

Redwood Trust Provides Preliminary Information for Fourth Quarter 2008 and
Announces Proposed Common Stock Offering

Mill Valley, CA – January 14, 2009 - Redwood Trust, Inc. (NYSE: RWT) today announced the following preliminary information regarding developments in its business and certain estimates for the fourth quarter of 2008. This information is set forth in a prospectus supplement we filed today with the Securities and Exchange Commission in connection with our proposed underwritten public offering of 17 million shares of our common stock, plus up to an additional 2.55 million shares to cover overallotment.  Net proceeds from the offering will be used to acquire residential and commercial real estate loans and mortgage securities and for other general corporate purposes. The sole bookrunning manager for the offering is  J.P. Morgan Securities Inc.

During the fourth quarter of 2008, prices for residential and commercial mortgage-backed securities remained under pressure due to a combination of deleveraging, the declining economy, continuing house price depreciation, lack of credit, a limited number of buyers, and the Department of the Treasury’s announcement in early November that it no longer intended to use TARP funds to acquire non-agency mortgage securities. As a result, prices became increasingly attractive and Redwood re-entered the secondary mortgage market in the fourth quarter and invested $46 million in triple-A rated residential mortgage-backed securities at a weighted average price of 64% of the face amount of the securities and with average credit support of 12 percentage points. In addition, we invested $4 million in credit enhancement residential mortgage-backed securities at a weighted average price of 2% of the face amount of the securities. During the first quarter of 2009, through January 9, 2009, we invested $17 million primarily in prime triple-A rated residential mortgage-backed securities at a weighted average price of 65% of face amount of the securities and with average credit support of 12 percentage points.

We believe that many market participants will continue to liquidate their holdings of mortgage-related securities due to liquidity and capital needs. We also believe that the trend of ratings downgrades of those securities is likely to continue and contribute to selling pressure. In this environment, we expect to have opportunities to make additional acquisitions of mortgage-related securities at prices that will provide us with attractive long-term returns.

“Our capital plan is flexible,” said Marty Hughes, Redwood’s President and Chief Financial Officer, “and can be modified to enable us to take advantage of investment opportunities that will contribute to the long-term growth of our business. We have been engaged in a continuing analysis of funding alternatives, and have concluded that a common stock offering would provide us with the best source of additional capital to take advantage of the asset acquisition opportunities available to us.”

We currently estimate that our book value at December 31, 2008, computed in accordance with generally accepted accounting principles (GAAP), will be $302 million, or $9.02 per share, a decline of $110 million, or $3.38 per share, from September 30, 2008.  We currently expect to record an impairment charge on our income statement for the fourth quarter of 2008 in a comparable amount.

We currently estimate that our non-GAAP economic value at December 31, 2008 will be $371 million, or $11.10 per share, a decline of $67 million, or $2.08 per share, from our estimate of economic value at September 30, 2008.  In contrast to our GAAP book value which reflects certain of our investments and long-term liabilities at cost, our non-GAAP economic value reflects at fair value all of our investments using bid-side marks, and our long-term liabilities using offered-side marks.  The valuation of our investments in this manner approximates the liquidation value of our assets and does not, in our opinion, reflect the price, or offered-side asset values, we would have to pay to replace our assets.  Further information concerning the calculation of estimated non-GAAP economic value, as well as a reconciliation of our estimated non-GAAP economic value to our estimated GAAP book value, is set forth later in this press release.

The reductions in our estimated GAAP book value and estimated non-GAAP economic value reflect a decline in the fair value of our assets primarily as a result of an increase in the discount rate we used in valuing those assets, reflecting what we believe to be a continuing reduction in market liquidity for mortgage-related securities.  We made no material changes in the underlying cash flow assumptions in computing the fair value of assets we held at December 31, 2008 and also held at September 30, 2008.

We currently estimate that we had unrestricted cash of $126 million at December 31, 2008, a reduction of $51 million from September 30, 2008.  Our cash position was positively impacted by an estimated $27 million of cash from operations, including an estimated $40 million in principal and interest from investments and $1 million from management fees, offset by an estimated $12 million in operating expenses and $2 million in interest payments. During the quarter, our sources of cash also included $1 million from asset sales, $2 million from the sale of shares pursuant to our dividend reinvestment plan, and $2 million of other net changes in working capital (including a tax refund offset by other items). Our uses of cash also included the payment of $26 million in dividends, the funding of $50 million of asset acquisitions, and the repayment of $7 million of short-term debt. We had no short-term debt outstanding at December 31, 2008. A table of estimated sources and uses of cash is provided below.

The estimate of our book value per share, our non-GAAP estimate of economic value per share, our estimate of cash sources and uses and our estimate of unrestricted cash are subject to revision, which could be material, as we complete the preparation of our 2008 year-end financial statements (including all required disclosures) and our 2008 year-end audit.

As we previously announced on November 11, 2008, we declared a fourth quarter 2008 regular dividend for common shareholders of $0.75 per share, payable on January 21, 2009 to shareholders of record on December 31, 2008. We also announced at that time that we would not pay a special dividend for 2008, and that it was our intention to reduce our 2009 regular dividend to a rate of $0.25 per share per quarter.

CAUTIONARY STATEMENT: This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve numerous risks and uncertainties. Redwood’s actual results may differ from our expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements are not historical in nature and can be identified by words such as “anticipate,” “estimate,” “will,” “should,” “expect,” “believe,” “intend,” “seek,” “plan,” and similar expressions or their negative forms, or by references to strategy, plans, or intentions. Statements regarding the following subjects, among others, are forward-looking by their nature:
–	Our proposed offering of our common stock and the anticipated uses of the net proceeds.
–	Our estimate of book value per share as of December 31, 2008, and the components thereof.
–	Our non-GAAP estimate of economic value per share as of December 31, 2008, and the components thereof.
–	Our estimate of unrestricted cash at December 31, 2008.
–	Our estimate of sources and uses of cash during the fourth quarter of 2008.
–	Our announcement of Redwood’s intention to reduce the 2009 regular dividend to a rate of $0.25 per share per quarter.

These forward-looking statements are subject to risks and uncertainties, including, among other things, those described in Redwood’s Prospectus Supplement dated January 14, 2009, the accompanying Prospectus dated November 23, 2007, and the documents incorporated in the Prospectus Supplement and the Prospectus by reference. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Important factors, among others, that may affect our actual results include: changes in interest rates; changes in mortgage prepayment rates; the timing of credit losses within our portfolio; our exposure to adjustable-rate and negative amortization mortgage loans; the state of the credit markets and other general economic conditions, particularly as they affect the price of earning assets and the credit status of borrowers; the concentration of the credit risks we are exposed to; the ability of counterparties to satisfy their obligations to us; legislative and regulatory actions affecting the mortgage industry or our business; the availability of high quality assets for purchase at attractive prices; declines in home prices and commercial real estate prices; increases in mortgage payment delinquencies; changes in the level of liquidity in the capital markets which may adversely affect our ability to finance our real estate asset portfolio; changes in liquidity in the market for real estate securities, the re-pricing of credit risk in the capital markets, inaccurate ratings of securities by rating agencies, rating agency downgrades of securities, and increases in the supply of real estate securities available-for-sale, each of which may adversely affect the values of securities we own; the extent of changes in the values of securities we own and the impact of adjustments reflecting those changes on our income statement and balance sheet, including our stockholders’ equity; our ability to maintain the positive stockholders’ equity necessary to enable us to pay the dividends required to maintain our status as a real estate investment trust for tax purposes; changes in our investment, financing, and hedging strategies and the new risks that those changes may expose us to; changes in the competitive landscape within our industry, including changes that may affect our ability to retain or attract personnel; our failure to manage various operational risks associated with our business; our failure to maintain appropriate internal controls over financial reporting; our failure to properly administer and manage our securitization entities; risks we may be exposed to if we expand our business activities, such as risks relating to significantly increasing our direct holdings of loans; limitations imposed on our business due to our REIT status and our status as exempt from registration under the Investment Company Act of 1940; our ability to successfully deploy the proceeds from this offering and  raise additional capital to fund our investing activity; and other factors not presently identified.  In addition, the estimate of our book value per share, our non-GAAP estimate of economic value per share, our estimate of cash sources and uses and our estimate of unrestricted cash are subject to revision, which could be material, as we complete the preparation of our 2008 year-end financial statements (including all required disclosures) and as we complete our 2008 year-end audit.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The following supplemental non-GAAP balance sheet presents our estimated assets and liabilities at December 31, 2008 as calculated under GAAP, and as adjusted to reflect our estimate of economic value.  We show our investments in the Opportunity Fund (the Fund) and the Sequoia and Acacia securitization entities as separate line items, similar to the equity method of accounting, reflecting the reality that the underlying assets and liabilities owned by these entities are legally not ours; we own only the securities or interests that we have acquired from these entities.  Data in the table below, except for our estimates of economic value, are derived from the estimated consolidating balance sheet set forth below.  As noted earlier in this press release, our estimate of economic value is calculated using bid-side asset marks as required to determine fair value under GAAP.  This method of calculating economic value more closely relates to liquidation value and does not represent the higher amount we would have to pay at the offered-side price to replace our existing assets.

Components of Estimated Book Value (a)
December 31, 2008
(Unaudited, $ in millions, except per share data)

	Estimated GAAP Book Value	Adj.		Estimate of Economic Value
Real estate securities at Redwood
Residential	$145			$145
Commercial	42			42
CDO	4			4
Total real estate securities at Redwood	191			191

Cash and cash equivalents	126			126
Investments in the Fund	28			28
Investments in Sequoia	97	(32)	(b)	65
Investments in Acacia	16	(7)	(c)	9
Short-term debt - Redwood	-			-
Long-term debt - Redwood	(150)	108	(d)	(42)
Other assets/liabilities, net (e)	(6)			(6)

Stockholders' equity	$302			$371

Book value per share	$9.02			$11.10

(a) In reviewing the components of estimated book value and economic value, there are a number of important factors and limitations to consider. The estimates of book value and economic value are calculated as of a particular point in time based on our existing assets and liabilities and do not incorporate other factors that may have a significant impact on that value, most notably the impact of future business activities. As a result, the estimated values do not necessarily represent an estimate of our net realizable value, liquidation value, or our market value as a whole. Amounts we ultimately realize from the disposition of assets or settlement of liabilities may vary significantly from the estimated values. Because temporary changes in market conditions can substantially affect value, we do not believe that short-term fluctuations in the value of our assets and liabilities are necessarily representative of the effectiveness of our investment strategy or the long-term underlying value of our business. When quoted market prices or observable market data are not available to estimate fair value, we rely on unobservable inputs, which are generally more subjective and involve a high degree of management judgment and assumptions. These assumptions may have a significant effect on our estimates of value, and the use of different assumptions as well as changes in market conditions could have a material effect on our results of operations or financial condition.

(b) Our Sequoia investments consist of credit enhancement securities, investment grade securities, and interest-only securities we acquired from the Sequoia entities. We calculated the $65 million estimate of economic value for these securities using the same valuation process that we followed to fair value our other real estate securities. In contrast, the $97 million of GAAP carrying value of these investments represents the difference between residential real estate loans owned by the Sequoia entities and the asset-backed securities (ABS) issued by these entities to third-party investors. For GAAP purposes, we account for these loans and ABS issued at cost, not at fair value.

(c) Our Acacia investments consist of ABS issued that we acquired from the Acacia entities and equity interests in those entities. The $9 million estimate of economic value of our investment interests in Acacia entities represents the value of ABS acquired using bid-side marks from third parties, plus the net present value of projected cash flows from Acacia management fees discounted at 45%. We valued our equity interests at zero.  In contrast, the $16 million of GAAP value of these investments represents the difference between securities owned by the Acacia entities and the asset-backed securities issued by these entities to third-party investors. We account for these securities and ABS issued at fair value.

(d) We issued $150 million of 30-year long-term debt at Redwood at an interest rate of LIBOR plus 225 basis points. Under GAAP, these notes are carried at cost. Economic value is difficult to estimate with precision as the market for the notes is currently inactive. We estimated the $42 million economic value using the same valuation process used to fair value our other financial assets and liabilities. Estimated economic value is $108 million lower than our estimated GAAP carrying value because of changes in projected interest rates, and, given the significant overall contraction in credit availability and re-pricing of credit risk, if we issued this long-term debt at Redwood at December 31, 2008, investors would have required a substantially higher interest rate.

(e) Other assets/liabilities, net are comprised of real estate loans of $3 million, $4 million of deferred taxes, $6 million of accrued interest receivable, and other assets of $27 million, less dividends payable of $25 million, and accrued interest and other liabilities of $21 million.

The table below provides a breakout of our estimated GAAP fair value of our unaudited real estate securities portfolio by type of security and vintage at December 31, 2008.

Real Estate Securities at Redwood and Market Value as a % of Principal
December 31, 2008
(Unaudited, $ in millions)

		<=2004		2005		2006-2008		Total
		Market Value	%	Market Value	%	Market Value	%	Market Value	%
Residential
Prime
	IGS	$15	25%	$41	47%	$17	38%	$73	37%
	CES	18	10%	2	3%	2	2%	22	6%

Non-prime
	IGS	1	32%	25	41%	16	39%	42	40%
	CES	1	2%	1	4%	6	2%	8	2%

Total Residential		35	13%	69	28%	$41	7%	145	13%

Commercial CES		10	21%	9	7%	23	7%	42	8%
CDO		-	-	4	9%	-	-	4	9%

Total		$45	14%	$82	21%	$64	7%	191	12%

The following table shows a breakout of the consolidating components of our estimate of our unaudited consolidated balance sheet at December 31, 2008.

Estimated Consolidating Balance Sheet
December 31, 2008
(Unaudited, $ in millions)

	Redwood	Opportunity Fund	Sequoia	Acacia	Intercompany	Redwood Consolidated
Real estate loans	$3	$-	$4,644	$12	$-	$4,659
Real estate securities	191	48	-	408	(74)	573
Other investments	-	-	-	78	-	78
Cash and cash equivalents	126	-	-	-	-	126
Total earning assets	320	48	4,644	498	(74)	5,436

Investment in the Opportunity Fund	28	-	-	-	(28)	-
Investment in Sequoia	97	-	-	-	(97)	-
Investment in Acacia	16	-	-	-	(16)	-
Other assets	37	5	44	60	-	146

Total assets	$498	$53	$4,688	$558	$(215)	$5,582

Short-term debt - Redwood	$-	$-	$-	$-	$-	$-
Other liabilities	46	2	9	195	-	252
Asset-backed securities issued - Sequoia	-	-	4,582	-	(74)	4,508
Asset-backed securities issued - Acacia	-	-	-	347	-	347
Long-term debt - Redwood	150	-	-	-	-	150
Total liabilities	196	2	4,591	542	(74)	5,257

Minority interest	-	23	-	-	-	23

Total stockholders’ equity	302	28	97	16	(141)	302

Total liabilities and stockholders’ equity	$498	$53	$4,688	$558	$(215)	$5,582

The table below shows management’s estimated sources and uses of our cash during the fourth quarter of 2008. This table excludes the gross cash flows generated by the Redwood Opportunity Fund, and our Sequoia and Acacia securitization entities, but does include the cash flows paid to Redwood as a result of our investments in those entities.

Redwood
Estimated Sources and Uses of Cash
Three Months Ended December 31, 2008
(Unaudited, $ in millions)
Sources:
Cash from investments	$40
Proceeds from asset sales	1
Sale of shares	2
Asset management fees	1
Changes in working capital	2
Total Sources	46

Uses:
Asset acquisitions	(50)
Reduction in short term borrowings	(7)
Dividends	(26)
Operating expenses	(12)
Interest expense	(2)
Total Uses	(97)

Net Uses of Cash	$(51)
Beginning Cash Balance at 09/30/08	177
Ending Cash Balance at 12/31/08	$126